UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Issuance of Additional Existing 1L Notes

On May 31, 2024 (the “Issue Date”), Maxeon Solar Technologies, Ltd. (the “Company”) completed its previously announced sale of US$25,000,000 (the “Additional Existing 1L Notes”) in aggregate principal amount of the Company’s existing 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “Existing 1L Notes”) to Zhonghuan Singapore Investment and Development Pte. Ltd. (the “Investor”) at a purchase price equivalent to 100% of the principal amount of the Additional Existing 1L Notes, pursuant to the terms and conditions of a convertible notes purchase agreement, dated May 30, 2024 (the “Bridge NPA”). The Additional Existing 1L Notes were issued in accordance with the terms and conditions of a supplemental indenture (the “Supplemental Indenture”), dated May 31, 2024, to the indenture dated as of August 17, 2022, by and among the Company, the guarantors named therein (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and DB Trustees (Hong Kong) Limited, as collateral trustee (the “Collateral Trustee”), as amended and/or supplemented from time to time prior to the date hereof (the “Existing 1L Indenture”). The Investor is a direct wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE”), a current shareholder of the Company, which has shared voting and dispositive power over 22.39% of the outstanding shares of the Company as of May 31, 2024, and is expected to have shared voting and dispositive power over 23.53% of the outstanding shares of the Company immediately prior to all the transactions described in the Company’s Form 6-K relating to, among other things, the entry into the Bridge NPA, submitted with the Securities and Exchange Commission (the “Commission”) on May 30, 2024 but following the closing of the issuance of the Additional Existing 1L Notes. The offer and sale of the Additional Existing 1L Notes has been made pursuant to an exemption from registration provided by Regulation D under the Securities Act.

The proceeds from the sale of the Additional Existing 1L Notes will be used for general corporate purposes, as determined by the Board of Directors of the Company.

The Additional Existing 1L Notes have been issued pursuant to, and are governed by the Existing 1L Indenture, as amended by the Supplemental Indenture, and form a single series with the Existing 1L Notes. For more information regarding the Existing 1L Indenture, see the Company’s Form 6-K submitted with the Commission on August 17, 2022.

In consideration of the Investor’s purchase of the Additional Existing 1L Notes, the Company and certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland, entered into, on May 31, 2024, one or more security agreements, pledge agreements, collateral assignments, joinders or other grants or transfers, or other customary secured transaction documentation (together with any ancillary documentation required in order to give effect to the foregoing security documentation, the “Additional Security Documents”) with respect to the certain assets (including intellectual property) located or registered in the United States (the “US Collateral”), to secure their respective obligations under the Existing 1L Indenture, as amended by the Supplemental Indenture, and the Existing 1L Notes and Additional Existing 1L Notes. Subject to the terms and conditions of the Existing 1L Indenture, as amended, the liens on and security interest in the US Collateral securing the Existing 1L Notes (consolidated with Additional Existing 1L Notes) will be released upon the repayment, repurchase, redemption or retirement of the Existing 1L Notes (consolidated with Additional Existing 1L Notes) in an aggregate principal amount of no less than $62,500,000. Notwithstanding any release in accordance with the terms of the Existing 1L Indentures, as amended, the Company has granted liens on and security interests in the US Collateral.

The Supplemental Indenture provides, among other things, the issuance of the Additional Existing 1L Notes and provision of the US Collateral pursuant to the terms of the Additional Security Documents.

The foregoing description is only a summary and is qualified in its entirety by reference to the Supplemental Indenture that is attached to this Form 6-K as an exhibit and the Existing 1L Indenture that was attached to the Company’s Form 6-K submitted with the Commission on August 17, 2022 and in each case incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Issuance. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description

99.1*	Supplemental Indenture dated May 31, 2024, by and among the Company, the Guarantors, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: May 31, 2024	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer

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